UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
WORLDWIDE ENTERTAINMENT & SPORTS CORP

(Name of Issuer)
COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)
98157N 10 4

(CUSIP Number)


(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 25, 2000

(Date of Event which Requires Filing of this Statement)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 98157N 10 4

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Peter Janssen

2. Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) Not Applicable
	(b) Not Applicable

3. SEC Use Only

4. Source of Funds (See Instructions)

	PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

USA

Number of			7. Sole Voting Power : 2,774,614
Shares
Beneficially		8. Shared Voting Power
Owned by
Each				9. Sole Dispositive Power : 2,774,614
Reporting
Person With		     10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person

	2,774,614

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	Not Applicable

13. Percent of Class Represented by Amount in Row (11)

	14.4

14. Type of Reporting Person (See Instructions)

	IN

Item 1. Security: Common stock, $.01 par value
Issuer: Worldwide Entertainment & Sports Corp., 29 Northfield Avenue, West Orange, NJ 07052

Item 2. Identity and Background
(a) Name;

Peter Janssen

(b) Residence or business address;

Residence: 1780 Route 106, Muttontown, NY 11791

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Investment Banker, Janssen Partners Inc., 1345 Old Northern Boulevard, Roslyn, NY 11576

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;
No

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

No

(f) Citizenship.
United States of America

Item 3. Source and Amount of Funds or Other Consideration

Personal Funds. See, also, Item 5 for further details.

Item 4. Purpose of Transaction
Long-term investment

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals, which the reporting persons may have which relate to or would result in:
(a) Not Applicable
(b) Not Applicable
(c) Not Applicable
(d) Not Applicable
(e) Not Applicable
(f) Not Applicable
(g) Not Applicable
(h) Not Applicable
(i) Not Applicable
(j) Not Applicable

Item 5. Interest in Securities of the Issuer

(a) The aggregate number of the Common stock, $.01 par value, held by Peter Janssen is 2,774,614 shares.
   The percentage of the Common stock represented by this number is
14.4.
    Peter Janssen("Janssen") is the sole equity owner of Janssen Partners Inc.("JPI"), an SEC registered securities broker-dealer and member of the National Association of Securities Dealers, Inc. During the last quarter of 1999 and the first quarter of 2000, JPI effected a Private Placement for the Issuer, Worldwide Entertainment & Sports Corp., for which effort JPI received from the Issuer, under the Private Placement Agent Agreement, 900,000 shares of restricted Common stock and 900,000 immediately exercisable Warrants to buy shares of Common stock at an exercise price of $1.50 per share with expiration date at 12/04/04. JPI has transferred ownership interest in these securities to Janssen with the exception of 41,000 shares and warrants which have been transferred to officers and employees of JPI for their contribution to the success of the Private Placement. As a result and solely for the purposes of this 13D filing, Janssen is reporting the ownership of an aggregate increase of 1,718,000 shares of Common stock, e.g., 859,000 shares of restricted Common stock and 859,000 immediately exercisable Warrants to buy Common stock at $1.50 per share with expiration date at 12/04/04.
Prior to the Private Placement noted, above, Janssen personally owned the following:
1.Common stock - 541,348 shares, and
2. Warrants
- 83,600 immediately exercisable at $1.50 into 83,600 shares of Common stock with expiration date at 10/21/01.
On January 20, 2000, Janssen personally purchased 4,000 shares of Common stock in the open market at $1.8125 per share.
On May 25, 2000, Janssen personally purchased, through a Private Placement investment, 213,333 shares of Common stock at a cost of $0.9375 per share and 213,333 Warrants to purchase shares of Common stock at an exercise price of $0.9375 per share with expiration date at May 25, 2005.
(b) The number of shares of Common stock as to which Janssen has sole power to vote or dispose is 2,774,614, including 1,155,933 Warrants which are currently exercisable at any time into Common stock on payment of stated exercise prices, but have not been exercised.
(c) On May 25, 2000, Janssen personally purchased, through a Private Placement investment, 213,333 shares of Common stock at a cost of $0.9375 per share and 213,333 Warrants to purchase shares of Common stock at an exercise price of $0.9375 per share with expiration date at May 25, 2005.
(d) Not Applicable
(e) All Warrants noted are immediately exercisable and, although none have been exercised, are included in this filing.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable
Item 7. Material to Be Filed as Exhibits
Not Applicable
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:
June 2, 2000
Signature:
/s/ Peter Janssen
Name/Title:
Peter Janssen